Rentokil Initial

08003101

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 June 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Directorate Change – Dr John McAdam appointed Chairman on 14 May 2008
6. Releases to the London Stock Exchange.	6. 6.1 Q1 Trading update to 31 March 2008 6.2 Publication of prospectus on 14 May 2008 6.3 Results of AGM on 14 May 2008 6.4 Annual information update on 22 May 2008

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

dw 6/10

Yours faithfully

Paul Griffiths
Company Secretary

Rentokil Initial

2 May 2008

RENTOKIL INITIAL PLC (RTO)
FIRST QUARTER TRADING UPDATE FOR THREE MONTHS ENDED 31 MARCH 2008

Headline financials

- As stated on 21 April 2008, continuing problems within City Link have impacted group financial performance
- Revenue up 6.6% to £553.6 million (2007: £519.1 million)*
- Q1 adjusted operating profit and adjusted profit before income tax £28.7 million (2007: £54.0 million) and £14.6 million (2007: £35.4 million) respectively*
- City Link Q1 adjusted operating loss of £15.4 million on revenue down 8.0% (adjusted for lower trading days)
- Excluding City Link, revenue up 8.0% and adjusted operating profit up 0.7%*
- Profit before income tax from continuing operations £5.0 million (2007: £23.6 million)

**at constant exchange rates*

Operational developments

- New City Link management team has made some progress in addressing operational problems:
    - Service levels showing early signs of improvement
    - Development of seven-point plan to improve customer service, develop integrated information systems and optimise hub and depot network
- Strong performance from Pest Control particularly continental Europe

Alan Brown, Chief Executive Officer of Rentokil Initial plc, said:

"A number of our businesses are making good progress in growing the top line, developing customer portfolios and reducing termination rates. However, we have struggled to implement major change programmes which has affected our ability to turn top line growth into profit.

"We have outlined our plan to restore City Link to operational and financial health but returning the business to its former levels of profitability is likely to take some time. The group agenda is now to focus on operational excellence and efficiency, with improvements in customer service being the primary indicator of success in the short-term.

"Our current annual dividend totalling 7.38 pence per share for 2007 is not supportable based on 2008 performance. The board will review the 2008 dividend payout at the time of the interim results in August. There is no change to the final recommended dividend for 2007."

Financial Summary

£million	First Quarter		
	2008	2007	*change*
Pro forma Continuing Operations[1]			
At 2007 constant exchange rates[2]			
Revenue	**553.6**	519.1	*6.6%*
Operating profit before amortisation of intangible assets[3]	**27.2**	51.7	*(47.4%)*
Add back: one-off items	**1.5**	2.3	*34.8%*
Adjusted operating profit[4]	**28.7**	54.0	*(46.9%)*
Share of profit from associates (net of tax)	**0.6**	0.5	*20.0%*
Interest	**(14.7)**	(19.1)	*23.0%*
Adjusted profit before income tax[4]	**14.6**	35.4	*(58.8%)*
Continuing Operations[1]			
At actual exchange rates			
Revenue	**578.1**	515.3	*12.2%*
Operating profit before amortisation of intangible assets[5]	**31.1**	50.8	*(38.8%)*
Amortisation of intangible assets[6]	**(12.1)**	(8.6)	*(40.7%)*
Operating profit	**19.0**	42.2	*(55.0%)*
Share of profit from associates (net of tax)	**0.7**	0.5	*40.0%*
Net interest payable	**(14.7)**	(19.1)	*23.0%*
Profit before income tax	**5.0**	23.6	*(78.8%)*
Operating cash flow	**17.0**	52.0	*(67.3%)*
Free cash flow[7]	**(29.6)**	26.2	-

[1]All figures are for continuing operations and are unaudited.
[2]Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2007. £/$ average rates: Q1 2008 1.9859; Q1 2007 1.9623; FY 2007 2.0038. £/€ average rates: Q1 2008 1.3159; Q1 2007 1.4869; FY 2007 1.4586.
[3]Before amortisation of intangible assets (other than computer software and development costs) of £11.5m (2007: £8.6m).
[4]Before amortisation of intangible assets (other than computer software and development costs) of £11.5m (2007: £8.6m) and items of a one-off nature of £1.5m (2007: £2.3m). See appendix 4 for further details.
[5]Before amortisation of intangible assets (other than computer software and development costs) of £12.1m (2007: £8.6m).
[6]Other than computer software and development costs.
[7]Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution.

For further information

Shareholder/analyst enquiries:
Andrew Macfarlane, Chief Financial Officer — Rentokil Initial plc — 020 7592 2700
Katharine Rycroft, Head of Investor Relations — 07811 270734

Media enquiries:
Malcolm Padley, Head of Corporate Communications — Rentokil Initial plc — 07788 978 199
Kate Holgate, Tom Williams — Brunswick Group — 020 7404 5959

A conference call for analysts and shareholders will be held today at 09.00am. To join this call, please dial +44 (0)20 7806 1957 (UK), +33(0) 1 70 99 43 00 (France), +852 3002 1355 (Hong Kong), and +1 718 354 1389 (US). A recording of the call will be available for 14 days on the following numbers: UK: +44 (0)20 7806 1970, France: +33 (0)1 71 23 02 48, Hong Kong: +852 3002 1607 and US: +1 718 354 1112.

Basis of preparation

In all cases, references to operating profit are for continuing businesses before amortisation of intangible assets (other than computer software and development costs). References to adjusted operating profit and adjusted profit before income tax also exclude items of a one-off nature, totalling a net cost of £1.5 million (2007: £2.3 million) that have impacted the results for the period. They relate to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs and City Link integration costs. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in appendix 4. This commentary reflects the management divisional structure and not the statutory segmental information. All comparisons are at constant 2007 full year average exchange rates.

In 2008 certain shared service, IT and other costs that were treated as central costs in 2007 are being charged to the businesses that benefit from them. In the first quarter such costs totalled £1.7 million and have principally been recharged to Textiles and Washroom Services (£0.4 million), Pest Control (£0.7 million), Facilities Services (£0.5 million) and Asia Pacific (£0.1 million). Comparative figures have not been restated.

QUARTERLY REVIEW

First quarter revenue for the group as a whole of £553.6 million was 6.6% higher than prior year with all divisions reporting increased revenues. Each division grew revenues by over 5% with the exception of City Link and Textiles and Washroom Services. As indicated in the trading update of 21 April, network revenue within City Link was 11% lower than Q1 2007 and, adjusted for lower trading days in 2008, revenue was down 8%. Excluding the impact of acquisitions and disposals and absent City Link, organic growth in the quarter was 2.6%.

The quarterly portfolio gain was £24.1 million, equivalent to an annualised growth rate of 6.3%. It was made up of new business wins of £47.2 million, acquisitions/disposals of £4.4 million and net additions/reductions of £19.2 million offset by terminations of £46.7 million, implying an annualised customer retention rate of 87.8% (2007: 88.4%).

Group operating profit (before amortisation of intangible assets of £11.5 million) of £27.2 million was 47.4% lower than in 2007 and was adversely affected by City Link's loss of £16.9 million (2007: £9.3 million profit) in the period. Adjusted operating profit (before amortisation of intangibles) of £28.7 million showed a decrease of 46.9% year-on-year; excluding City Link, the balance of the group's profit at this level grew by 0.7%. Adjusted profit before income tax (again, before amortisation of intangible assets) fell 58.8% to £14.6 million.

The group's revenue and profit at actual rates of exchange benefited from the weakness of Sterling compared to 2007. First quarter revenue growth at actual exchange rates was 12.2% (6.6% at constant rates) and the decline in adjusted operating profit was 38.6% (46.9% at constant rates).

Initial Textiles and Washroom Services

£ million	**First Quarter**		
	2008	**2007**	***Change***
At 2007 constant exchange rates:			
Portfolio – net movement (appendix 1)	**9.2**	1.2	[redacted]
Revenue	**151.5**	150.4	*0.7%*
Operating profit (before amortisation of intangible assets[1 and 2])	**24.6**	24.2	*1.7%*
One-off items	**-**	1.0	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1 and 2])	**24.6**	25.2	*(2.4%)*

[1] Other than computer software and development costs
[2] After charging additional central costs of £0.4 million in 2008

Headline revenue for the division was up 0.7%, held back by the disposal of the UK Wipers business and German Hospital Services business in the second half of last year. Excluding Wipers and German Hospital Services, the division grew revenue by 3.2% (2.6% organically). Growth in continental Europe was 4.8%, offset by a decline of 7.0% in the UK washroom business. Adjusted operating profit of £24.6 million was down 2.4% on 2007, attributable to three principal factors: additional costs recharged from the group centre (£0.4 million); lower UK washroom profit (£0.2 million); and higher divisional costs (£0.5 million) to allow the business to investigate efficiency

and procurement opportunities in its logistics and supply chain. Profit from the continental European business was up 2.9%.

Net portfolio gain for the quarter was strong with growth of 1.6%. This can be attributed both to good levels of retention, currently at 90.7% from 89.7% this time last year, and a slightly easier pricing environment in our major markets.

The physical infrastructure changes within the UK washroom business are complete following the closure in Q4 of our plants at Bradford and Chorley and the opening of three new towel and mat laundries in Reading, Birmingham and Glasgow, all of which are fully operational. In our 2007 first quarter trading statement we reported that the business continued to experience higher than acceptable termination rates. It is therefore encouraging that despite the physical disruption that has been incurred, the business grew its portfolio in the first quarter of 2008. The focus for the remainder of the year is firmly on improving customer service and sales.

Rentokil Pest Control

£ million	First Quarter		
	2008	**2007**	***change***
At 2007 constant exchange rates:			
Portfolio – net movement (appendix 1)	**3.5**	4.2	[redacted]
Revenue	**76.7**	65.8	*16.6%*
Operating profit (before amortisation of intangible assets[1 and 2])	**11.4**	10.2	*11.8%*
One-off items	-	0.4	-
Adjusted operating profit (before one-off items and amortisation of intangible assets[1 and 2])	**11.4**	10.6	7.5%

[1] Other than computer software and development costs
[2] After charging additional central costs of £0.7 million in 2008

The Pest Control division continued to perform strongly in the first quarter of 2008 delivering revenue growth of 16.6% and adjusted operating profit growth of 7.5% (or 14.2% if the additional central cost recharges are excluded). Organic revenue growth was 7.3%. The profit performance represents a significant improvement on the first quarter of 2007 which incurred a full quarter of seasonal losses at the US business, JC Ehrlich. Work to improve off-season productivity led to a year-on-year reduction in US losses of £1.2 million.

Across continental Europe, profit grew 9.6% on revenue up 14.4% (6.6% organic). Revenue growth was strong across the territory aided by particularly strong performances in France, Spain, Portugal and the Netherlands.

The UK pest control business generated its best Q1 sales growth in five years. Revenue increased by 14.5%, the highest organic growth rate across the division, as a result of a sustained drive on sales, improvements in customer retention and contract portfolio growth. Returning this business to profit growth in 2008 remains a priority for the Pest Control division.

North America grew revenue by 24.8% in Q1 and includes the contribution from Presto-X, acquired in July 2007. Organic growth was 3.4%. There are no signs at present that the business is being affected by the US economic climate, but we are keeping this under careful review. A focus on off-season productivity has significantly mitigated the impact of the traditional first quarter losses which were reduced by £1.2 million. The business was forced to exit Copesan, a US organisation of independent regional pest control companies, in January as a result of our increased geographic presence. The exit from Copesan allows us greater freedom to develop the business in the future but will have a short-term impact, reducing 2008 revenue by an estimated £3 million.

Ambius

£ million	First Quarter		
	2008	2007	*Change*
At 2007 constant exchange rates:			
Portfolio – net movement (appendix 1)	**2.1**	0.5	[redacted]
Revenue	**25.6**	24.3	*5.3%*
Operating profit (before amortisation of intangible assets[1])	**0.9**	0.4	*125.0%*

[1] Other than computer software and development costs

Ambius revenue was up 5.3% year-on-year (2.5% organic). This result was a combination of strong portfolio growth of 2.4% in the quarter and good job sales. Profit was up 125.0% on last year, but benefited from the non-recurrence of Ambius re-branding costs amounting to £0.5 million in the first quarter of 2007.

Europe has continued to perform well during the period. Further, the new management team in place in the UK business has made progress in addressing performance issues and for the first time in two years has achieved organic portfolio growth. Retention has improved from 85.8% in Q4 2007 to 88.9% and the business is making good progress towards its goal of quarter-on-quarter profit growth at the end of this year.

We continue to be cautious about revenue and profit growth in North America as the economic downturn is showing signs of softening portfolio and job sales growth across the region. Revenue growth was 1.2% in the first quarter, but good cost control enabled a small increase in profit.

Sales in new brand extension services, including ambient scenting and fresh fruit delivery, accounted for 15.9% of portfolio sales in Q1 and continue to aim to offset any downturn in trading.

City Link

£ million	First Quarter		
	2008	2007	*Change*
At 2007 constant exchange rates:			
Revenue	**95.2**	94.5	*0.7%*
Operating profit (before amortisation of intangible assets[1])	**(16.9)**	9.3	-
Integration costs	**1.5**	0.9	-
Adjusted operating profit (before integration costs and amortisation of intangible assets[1])	**(15.4)**	10.2	-

[1] Other than computer software and development costs

The new senior management team put in place at City Link over the past two months has begun to address the operational problems within the business. This team, consisting largely of individuals experienced in running non-franchise networks, has already enjoyed some success in improving service levels and in re-establishing relationships with customers.

However, the declining performance trend of the fourth quarter 2007 has continued into Q1 2008. This is a result of the difficulties experienced in integrating the City Link franchisees and the Target Express acquisition with the core City Link business. This has led to a greater than anticipated operating loss (before amortisation of intangible assets) of £16.9 million, of which £10 million is attributable to non-recurring costs. In accordance with our policy (see basis of preparation) £1.5 million of these costs, relating primarily to depot integration, have been treated as one-off items. The adjusted operating loss for the quarter was therefore £15.4 million (2007: profit £10.2 million).

Network revenue was 11% lower than Q1 2007. Adjusted for lower trading days in 2008, revenue was down 8.0%. Revenue from the top 50 customers, which accounts for 26% of total revenue, has grown year on year. The loss of revenue is primarily from small accounts, which have been particularly adversely affected by the buy-back of franchisees and the problems experienced as a result of the attempted integration of Target Express and City Link.

Headline costs have risen sharply from £84.3 million in Q1 2007 to £110.6 million (adjusted to exclude one-off items of £1.5 million) in Q1 2008. Approximately £13 million of this increase is attributable to the cost bases of the acquired franchisees (offset by the acquired revenue). A further £8.5 million is attributable to non-recurring costs (which were not restructuring costs and do not meet our definition of one-off items) and the balance of £5 million to underlying cost increases.

As announced on 21 April, in light of first quarter trading and the current trends in revenue and costs, it now appears likely that the division will incur a significant full year loss.

Although City Link's new management team has made progress in sales generation and improved account management, the team has a number of challenges to address and will work to a seven-point plan which will involve:

- Re-instituting a service orientated culture by ensuring customer services are in close proximity to our customers;
- Establishing operating systems that enable information to be shared across the combined network, reliably and securely;
- Establishing control systems and processes that enable transparency of information and enable central control of costs, where appropriate, rather than the dispersal of costs and controls across each of the 94 depots;
- Reviewing the size, number and location of hubs and depots;
- Right-sizing resources to match the cost base to current levels of revenue;
- Considering how to capitalise on the growth opportunities in the parcels market; in particular the growth of B to C driven by Internet purchases; and
- Ensuring that the organisation has the capability to drive this agenda efficiently and effectively.

Initial Facilities Services

£ million	First Quarter		
	2008	**2007**	***change***
At 2007 constant exchange rates:			
Portfolio – net movement (appendix 1)	**5.2**	0.4	[redacted]
Revenue	**153.2**	143.2	*7.0%*
Operating profit (before amortisation of intangible assets[1 and 2])	**8.6**	9.8	*(12.2%)*

[1] Other than computer software and development costs
[2] After charging additional central costs of £0.5 million in 2008

Revenue from Initial Facilities Services increased 7.0% primarily driven by increased contract turnover from the acquisition of Lancaster in 2007 offset by the sale of the Netherlands cleaning business last year. Organic revenue growth was 0.4%. Operating profit declined 12.2% year-on-year principally as a result of the re-allocation of central charges (£0.5 million), and asset write-offs in Spain where the back office of the division's cleaning business is being reorganised (£0.5 million).

In UK Cleaning, market conditions remain tough particularly in the retail and leisure sectors. First quarter revenue (excluding Lancaster) was £6.3 million lower, reflecting contract losses in the second half of last year but initiatives to streamline the cost base and improve client satisfaction are ongoing and are producing encouraging results. In particular, the RAPID customer account management initiative is being rolled out across the cleaning business and SmartClean, our daytime cleaning concept, is being well received by clients.

In Catering we have had some good early contract wins and are seeing slightly improved margins as a result of exiting unprofitable contracts during 2007. Food costs continue to rise and various procurement initiatives are underway to mitigate their impact on profit.

Profit in our specialist hygiene business was £0.4 million lower than last year on revenue up 6.1%, reflecting principally weak trading in France.

Rentokil Initial Asia Pacific

£ million	First Quarter		
	2008	2007	change
At 2007 constant exchange rates:			
Portfolio – net movement (appendix 1)	**2.5**	3.8	[redacted]
Revenue	**44.3**	34.4	*28.8%*
Operating profit (before amortisation of intangible assets[1 and 2])	**6.0**	5.9	*1.7%*

[1] Other than computer software and development costs
[2] After charging additional central costs of £0.1 million in 2008

Revenue from Asia Pacific increased 28.8% year-on-year. The contract portfolio grew at an annualised rate of 7.5%. Operating profit rose 1.7% (3.4% if reallocated central charges are taken into account) but was £1 million below expectations, a result of a disappointing Q1 performance from the Australian residential pest control business and operational challenges experienced in the washroom business in Sydney. In residential pest control, most work is done on a job (i.e. non-contract) basis. Poor weather led to low job sales which reduced profit because the cost base has not yet been made sufficiently flexible to adapt changes to revenue. In washrooms, sales were behind plan and contract terminations higher than expected. Actions are underway to rectify both problems.

Outside Australia, the division grew profit by 55.0% on revenue up 52.0% (15.1% organic). Rentokil Pest Control continues to demonstrate strong revenue growth boosted by the Hong Kong Government pest control contract and strong organic and acquisition growth in New Zealand, Malaysia, Singapore, Thailand and China. Rentokil Taiming (China), while still small, continues to deliver an excellent performance. Initial Textiles & Washroom in Asia has begun the year ahead of 2007, achieving double digit growth in revenue and profit in Hong Kong, Singapore and the Philippines. Our new business in Brunei has performed in line with expectation since its acquisition in 2007.

Other

£ million	First Quarter		
	2008	2007	change
At 2007 constant exchange rates:			
Portfolio – net movement (appendix 1)	**1.6**	1.1	[redacted]
Revenue	**7.1**	6.5	*9.2%*
Operating profit (before amortisation of intangible assets[1])	**2.7**	2.3	*17.4%*

[1] Other than computer software and development costs

Other businesses comprise the group's activities in South Africa, principally washroom services, pest control and plants. Overall, operating profit rose 17.4% on revenue up 9.2%, a result of new sales and improved retention.

Central Costs

£ million	First Quarter		
	2008	2007	change
At 2007 constant exchange rates:			
Central costs [1]	**(10.1)**	(10.4)	*2.9%*

[1] After recharging costs of £1.7 million to certain businesses in 2008 (see basis of preparation)

Central costs were £0.3 million lower than the prior year. This is the net effect of two main factors. Costs were reduced by £1.7 million due to the recharge in 2008 of certain IT, shared service and

other expenses that were borne centrally in 2007. This benefit was offset by the severance costs (net of provision releases for forfeited long-term incentives) associated with the recent changes in the group's leadership and a higher than normal level of professional fees.

Interest

Net interest payable of £14.7 million was £4.4 million lower than 2007. Lower average net debt, mainly as a result of the disposal proceeds from the sale of Electronic Security last year, accounted for £3.4 million of the reduction. A further £1.4 million year-on-year benefit came from IAS 19 net pension interest and £0.9 million from mark to market related credits. These were partially offset by rate increases of £1.3 million.

Cash Flow and Debt

Operating cash flow was £17.0 million compared with £52.0 million last year. EBITDA was £29.0 million lower at £73.0 million due to lower operating profit in the current year and the absence of profit from the Electronic Security division which has been sold. Higher capex was offset by a lower outflow of working capital than last year. Tax and interest payments were £20.7 million higher than last year, primarily due to the different phasing of payments: annual interest payments of £17.7 million were paid in March 2008 on the euro bonds issued in early 2007. Free cash was therefore an outflow of £29.6 million compared with an inflow of £26.2 million in the first quarter of 2007.

Acquisitions

During the quarter, a net £21.1 million was spent on acquisitions (2007: £59.9 million). The rate of acquisitions has been substantially reduced to allow management to focus on an operational agenda.

Dividends

Our current annual dividend totalling 7.38 pence per share for 2007 is not supportable based on 2008 performance. The board will review the 2008 dividend payout at the time of the interim results in August. The extent of the reduction will depend on group trading (and particularly that of City Link) and prospects for 2009. There is no change to the board's recommended final dividend for 2007.

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 Months to 31 March 2008

£m at constant 2007 exchange rates	1.1.08	New Business	Terminations	Net Additions/ Reductions	Acquisitions / Disposals	31.3.08
Textiles & Washroom Services	578.3	15.6	(13.5)	7.4	(0.3	587.5
Pest Control	241.4	10.1	(12.6)	2.8	3.2	244.9
Ambius	86.4	1.7	(2.4)	1.3	1.5	88.5
Facilities Services	462.0	13.9	(13.4)	5.0	(0.3	467.2
Asia Pacific	132.8	5.1	(3.9)	1.0	0.3	135.3
Other	25.7	0.8	(0.9)	1.7	-	27.3
TOTAL	1,526.6	47.2	(46.7)	19.2	4.4	1,550.7

Notes

Contract portfolio definition: Customer contracts are usually either "fixed price", "as-used" (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases – especially "as-used" (based on volume) and mixed contracts – estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

"As-used" contracts: These are more typical in Textiles and Washroom Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant "as-used" element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: Represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Divisional Analysis (at constant exchange rates)
(based upon the way businesses are managed)

(at 2007 constant exchange rates)	3 months to 31 March 2008 £m (unaudited & unreviewed)	3 months to 31 March 2007 £m (unaudited & unreviewed)
Business Analysis		
Revenue		
Textiles & Washroom Services	151.5	150.4
Pest Control	76.7	65.8
Ambius	25.6	24.3
City Link	95.2	94.5
Facilities Services	153.2	143.2
Asia Pacific	44.3	34.4
Other	7.1	6.5
Continuing operations at 2007 constant exchange rates	553.6	519.1
Exchange	24.5	(3.8)
Continuing operations at actual exchange rates	578.1	515.3
Operating profit*		
Textiles & Washroom Services	24.6	24.2
Pest Control	11.4	10.2
Ambius	0.9	0.4
City Link	(16.9)	9.3
Facilities Services	8.6	9.8
Asia Pacific	6.0	5.9
Other	2.7	2.3
Central costs	(10.1)	(10.4)
Continuing operations at 2007 constant exchange rates	27.2	51.7
Exchange	3.9	(0.9)
Continuing operations at actual exchange rates	31.1	50.8
Adjusted operating profit**		
Textiles & Washroom Services	24.6	25.2
Pest Control	11.4	10.6
Ambius	0.9	0.4
City Link	(15.4)	10.2
Facilities Services	8.6	9.8
Asia Pacific	6.0	5.9
Other	2.7	2.3
Central costs	(10.1)	(10.4)
Continuing operations at 2007 constant exchange rates	28.7	54.0
Exchange	3.9	(0.9)
Continuing operations at actual exchange rates	32.6	53.1

* Before amortisation of intangible assets other than computer software and development costs
** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

Divisional Analysis (at actual exchange rates)
(based upon the way businesses are managed)

(at actual exchange rates)	3 months to 31 March 2008 £m (unaudited & unreviewed)	3 months to 31 March 2007 £m (unaudited & unreviewed)
Business Analysis		
Revenue		
Textiles & Washroom Services	166.0	148.0
Pest Control	80.6	65.5
Ambius	26.7	24.4
City Link	95.2	94.5
Facilities Services	155.6	142.7
Asia Pacific	47.3	33.7
Other	6.7	6.5
Continuing operations at actual exchange rates	578.1	515.3
Operating profit*		
Textiles & Washroom Services	27.1	23.7
Pest Control	12.3	10.0
Ambius	1.0	0.4
City Link	(16.9)	9.3
Facilities Services	8.7	9.8
Asia Pacific	6.5	5.7
Other	2.5	2.3
Central costs	(10.1)	(10.4)
Continuing operations at actual exchange rates	31.1	50.8
Adjusted operating profit**		
Textiles & Washroom Services	27.1	24.7
Pest Control	12.3	10.4
Ambius	1.0	0.4
City Link	(15.4)	10.2
Facilities Services	8.7	9.8
Asia Pacific	6.5	5.7
Other	2.5	2.3
Central costs	(10.1)	(10.4)
Continuing operations at actual exchange rates	32.6	53.1

* Before amortisation of intangible assets other than computer software and development costs.
** Before amortisation of intangible assets other than computer software and development costs and items of a one-off nature (see appendix 4 for further details).

One-off Items

	3 months to 31 March 2008 £m (unaudited & unreviewed)	3 months to 31 March 2007 £m (unaudited & unreviewed)
Textiles & Washroom Services	-	(1.0)
Pest Control	-	(0.4)
Ambius	-	-
City Link	(1.5)	(0.9)
Facilities Services	-	-
Asia Pacific	-	-
Other	-	-
Central costs	-	-
	(1.5)	(2.3)

Note: All numbers at both actual and constant exchange rates.

One-off costs relate to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs and City Link integration costs. They have been separately identified as they are not considered to be "business as usual" expenses and have a varying impact on different businesses and reporting periods.

Rentokil Initial

Rentokil Initial PLC - Publication of Prospectus

RNS Number : 3727U

Rentokil Initial PLC

14 May 2008

RENTOKIL INITIAL PLC

13 May 2008

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus in respect of EUR500,000,000 4.625 per cent. Notes due 27 March 2014 (the Notes).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3727U_1-2008-5-13.pdf For further information, please contact Paul Griffiths at Rentokil Initial plc, Portland House, Bressenden Place, London SW1E 5BH telephone +44 (0)20 7592 2710.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries. You must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes will not be registered under the United States Securities Act of 1933, as amended or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons.

Your right to access this service is conditional upon complying with the above requirement.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

PDIBXLLFVEBLBBQ

Rentokil Initial

Rentokil Initial PLC - AGM Statement

RNS Number : 4724U

Rentokil Initial PLC

14 May 2008

RENTOKIL INITIAL PLC

Results of Annual General Meeting 2008 ('AGM')

At the AGM of Rentokil Initial plc held at No. 4 Hamilton Place, London, W1J 7BQ on Wednesday 14 May 2008, all resolutions set out in the Notice of Meeting were approved by shareholders. The board has appointed John McAdam as Chairman with immediate effect.

A summary of the AGM presentation material including the proxy votes received for each resolution will be available on the company's website: www.rentokil-initial.com

Paul Griffiths

Secretary

Enquiries:

Malcolm Padley

Head of Corporate Communications Rentokil Initial plc 07788 978 199

Kate Holgate Brunswick Group 020 7404 5959

This information is provided by RNS

The company news service from the London Stock Exchange

END

AGMSFLFILSASELI

Rentokil Initial

Rentokil Initial PLC - Annual Information Update

RNS Number : 1218V

Rentokil Initial PLC

22 May 2008

Rentokil Initial Plc: Annual information update

Rentokil Initial plc ('the Company') provides the following annual information update, in accordance with the requirements of Prospectus Rule 5.2. This update refers to information that has been published or made available to the public over the period commencing on 18th April 2007 and ending on 21 May 2008 by the Company. To avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full. The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

All the documents listed below were published via RNS, a Regulatory Information Service, on or around the dates indicated.

Date of publication

19.04.07 Annual Information Update to 19.04.2007

20.04.07 Acquisition of 65% pest control business with Beijing Taiming

Technology Ltd in China.

20.04.07 Rentokil Initial signs a two-year contract with the Government of

Hong Kong Special Administrative Region (HKSAR) to provide pest

control technologies and services.

24.04.07 Corporate Responsibility Review for 2006 available on website.

01.05.07 Total Voting Rights - Rentokil Initial plc's issued capital

consists of 1,814,569,731 ordinary shares with voting rights at 30

April 2007.

02.05.07 Quarter 1 Results for three months ended 31 March 2007.

03.05.07 AGM Statement - all resolutions set out in the Notice of Meeting

were approved by the shareholders on a show of hands

31.05.07 Total Voting Rights - Rentokil Initial plc's issued capital

consists of 1,814,699,834 ordinary shares with voting rights at 31

May 2007.

21.06.07 Notification of major interest in shares by Lloyds TSB Group Plc.

27.06.07 Regulatory Enquiry Outcome - Initial BTB SA, a Rentokil Initial

subsidiary in France, received the judgment of the French Competition Council relating to allegations that certain of its activities in a period between 1997 and 2002 infringed competition laws and as a result, Initial BTB will pay a fine of Euro 5.25 million.

29.06.07 Notification of major interest in shares by ValueAct Capital Master Fund, L.P

02.07.07 Further to the announcement on 30 March 2007 of the proposed sale of its electronic security businesses to United Technologies Corporation for Â£595 million announce that various conditions of the transaction, including employee works council approvals and European Commission clearance, have now been met and that therefore the sale of the UK business, Initial Fire & Security, the Netherlands business, Initial Varel Security and the USA business, Initial Electronics, has been completed.

04.07.07 Notification of major interest in shares by UBS Global Asset Management.

17.07.07 Acquisition of Lancaster Office Cleaning Company in the United Kingdom.

19.07.07 Directorate Change - Peter Long relinquishes his additional role as chairman of Rentokil Initial Pension Trustee Limited, due to added responsibilities as chief executive designate of TUI Travel plc. He continues as senior independent director of Rentokil Initial plc. Ian Harley, an independent non-executive director and chairman of the audit committee, becomes chairman of Rentokil Initial Pension Trustee Limited. In order to ensure independence in his new role with the pension company he steps down as a non-executive director of the company with effect from 18 July 2007. Duncan Tatton-Brown, an independent non-executive director and group finance director of Kingfisher plc succeeds Ian Harley

as chairman of the company audit committee.

30.07.07 Acquisition of the business and assets of Presto-X-Company in the United States.

30.07.07 Notification of major interest in shares by Hermes Focus Asset Management Limited.

31.07.07 Total Voting Rights - Rentokil Initial plc's issued share capital consists of 1,814,727,763 ordinary shares with voting rights at 31 July 2007.

08.08.07 Notification of major interest in shares by Hermes Focus Asset Management Limited.

23.08.07 Interim Results for six months ended 30 June 2007.

25.09.07 Notification of major interest in shares by Legal & General Group plc.

28.09.07 Director Declaration of interest in shares by Andrew Macfarlane

01.10.07 Total Voting Rights - Rentokil Initial plc's issued share capital consists of 1,814,831,011 ordinary shares with voting rights at 30 September 2007

08.10.07 Director Declaration of interest in shares by Peter Bamford.

17.10.07 Notification of major interest in shares by Lloyds TSB Group plc.

19.10.07 Annual Calendar of corporate dates for 2008.

08.11.07 Q3 Results for quarter ended 30 September 2008.

12.12.07 Notification of major interest in shares by ValueAct Capital Master Fund, L.P.

13.12.07 Trading Statement - clarification that third quarter trading update for the period to 30 September 2007 that the business to consumer trade in City Link (B to C) segment had softened over the quarter. As a result fourth quarter profits from City Link are likely to be up to Â£10 million below expectations. This will have a similar impact on the results for the group as a whole.

13.12.07 Director Declaration of interest in shares by Douglas Flynn.

14.12.07 Director Declaration of interest in shares by Brian McGowan and Andrew Macfarlane.

14.12.07 Notification of major interest in shares by Lloyds TSB Group plc.

18.12.07 Director Declaration of interest in shares by Duncan Tatton-Brown and Alan Giles.

20.12.07 Director Declaration of interest in shares by David Liu. (PDMR)

21.12.07 Notification of major interest in shares by ValueAct Capital Master Fund, L.P.

27.12.07 Completion of sale of French electronic security business to United Technologies Corporation GBP 83 million and that all conditions of the sale of Initial Electronic Security Group have now been met, including all regulatory conditions relating to the sale of the French business, Initial Delta Surit

10.01.08 Notification of major interest in shares by ValueAct Capital Master Fund, L.P.

11.01.08 Notification of major interest in shares by Lloyds TSB Group plc.

14.01.08 Appointment of Richard Burrows as a non-executive director with effect from 14.01.08.

30.01.08 Notification of major interest in shares by Silchester International Investors Limited.

15.02.08 Appointment of William Rucker as a non-executive director with effect from 15.02.08.

28.02.08 Announcement of Preliminary Results for year ended 31 December 2007.

28.02.08 Directorate change that Brian McGowan - Chairman had decided to step down from the board no later than the AGM on 14 May 2008.

28.02.08 Director Declaration of interest in shares by Richard Burrows.

03.03.08 Notification of major interest in shares by Hermes Focus Asset Management Limited.

05.03.08 Notification of major interest in shares by Aviva Plc and its

subsidiaries.

11.03.08 Notification of major interest in shares by the Hermes UK Focus Fund.

20.03.08 Proposed appointments to the board of Dr John D.G.McAdam as Chairman, Alan J. Brown as Chief Executive and Andy M. Ransom as Executive Director, Corporate Development. Also announced the resignations of Brian McGowan, Chairman and Doug Flynn, Chief Executive with immediate effect.

26.03.08 Notification of major interest in shares by Lloyds TSB Group plc.

03.04.08 Notification of major interest in shares by ValueAct Capital Master Fund, L.P.

09.04.08 Notification of major interest in shares by ValueAct Capital Master Fund, L.P.

15.04.08 2007 Report and Accounts and Notice of Annual General Meeting to be held on Wednesday 14 May 2008 onto Rentokil Initial plc's website at www.rentokil-initial.com and copies of the above documents have been submitted to the UK Listing Authority for viewing at the UKLA document viewing facility.

21.04.08 City Link Trading Update that difficulties experienced in the group's parcel delivery business, City Link, has continued through Q1 2008. This is a result of the difficulties experienced in integrating the City Link franchisees and the Target Express acquisition with the core City Link business leading to a greater than anticipated adjusted operating loss.

23.04.08 Notification of major interest in shares by Lloyds TSB Group plc.

24.04.08 Notification of major interest in shares by ValueAct Capital Master Fund, L.P.

29.04.08 Notification of major interest in shares by ValueAct Capital Master Fund, L.P.

02.05.08 Q1 Results for the three months to 31 March 2008.

Rentokil Initial

RECEIVED

2008 JUN 10 A 5:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 May 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial Statements.	1. 2007 Report and Accounts posted on 15 April 2008
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Annual return to 15/03/2008
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Holdings in Company x 5 6.2 City Link Trading Update x1

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:5208R

Rentokil Initial PLC

03 April 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

ValueAct Holdings GP, LLC

ValueAct Holdings, L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

ValueAct Capital Master Fund, L.P.

ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

01 April 2008

6. Date on which issuer notified:

02 April 2008

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Ordinary shares Number of Number of voting Rights

shares (viii)

110,789,037 110,789,037

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of Number of voting % of voting

possible using the ISIN shares rights (ix) rights

CODE

Direct Direct Indirect (xi) Direct Indirect(x)

Ordinary shares 103,789,037 0 103,789,037 0% 5.7%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights

(xiv)

Total (A+B)

Number of voting rights % of voting rights

103,789,037 5.7%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (91,023,480 ordinary shares) and ValueAct Capital Master Fund III, L.P. (12,765,557 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.

ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Contact at Value Act - Dorethea Walsh - +001 415 362 3700

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached,

as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should

be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new

holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUOORRWARSRAR

Rentokil Initial

RECEIVED
2008 JUN 10 A 5:20

Rentokil Initial PLC - Holding(s) in Company

RNS Number:9730R

Rentokil Initial PLC

09 April 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

ValueAct Holdings GP, LLC

ValueAct Holdings, L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

ValueAct Capital Master Fund, L.P.

ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

07 April 2008

6. Date on which issuer notified:

08 April 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Ordinary shares Number of Number of voting Rights

shares (viii)

103,789,037 103,789,037

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of Number of voting % of voting

possible using the ISIN CODE shares rights (ix) rights

Direct Direct Indirect(xi) Direct Indirect(x)

Ordinary shares 89,544,037 0 89,544,037 0% 4.9%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/ converted. rights(xiv)

Total (A+B)

Number of voting rights % of voting rights

89,544,037 4.9%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (78,487,880 ordinary shares) and ValueAct Capital Master Fund III, L.P. (11,056,157 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited

partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Contact at Value Act - Dorethea Walsh - +001 415 362 3700

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number: 020 7592 2710

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on

exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-

for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUKSARWVRSRAR

2000

363a

RECEIVED

2009 JUN 10 A 5:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 5393279

Company Name in full Rentokil Initial plc

Date of this return

The information in this return is made up to

Day	Month	Year
15	03	2008

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

Portland House, Bressenden Place

*Any change of registered office **must** be notified on form 287.*

Post town: London

County / Region:

UK Postcode: SW1E 5BH

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

9305 7487

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars, The Registry, 34 Beckenham Road

Post town: Beckenham

County / Region: Kent

UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): Paul

Surname: Griffiths

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address ††: Mill Barn, Silver Hill, Hurst Green

Post town: Etchingham

County / Region: East Sussex

UK Postcode: TN19 7QD

Country:

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title

Date of birth (Day Month Year): 06 03 1954

Forename(s): Peter Richard

Surname: Bamford

Address ††: Elm Cottage, Peasemore

Post town: Newbury

County / Region: Berkshire

UK Postcode: RG20 7JJ

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title

Date of birth (Day Month Year): 16 01 1946

Forename(s): Richard

Surname: Burrows

Address ††: Dunseverick, Coast Road

Post town: Portmarnock

County / Region: County Dublin

UK Postcode:

Country: Ireland

Nationality: Irish

Business occupation: Company Director

BLUEPRINT 2000

Please list directors in alphabetical order.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	08 06 1949
Forename(s)	Douglas Ronald
Surname	Flynn
Address ††	100 Alleyn Road
Post town	London
County / Region	
UK Postcode	SE21 8AH
Country	United Kingdom
Nationality	Australian
Business occupation	Chief Executive

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	04 06 1954
Forename(s)	Alan James
Surname	Giles
Address ††	Tanglewood, Crowsley Road, Shiplake
Post town	Henley on Thames
County / Region	Oxfordshire
UK Postcode	RG9 3LE
Country	England
Nationality	British
Business occupation	Company Director

Directors Details of new directors must be notified o

Please list directors in alphabetical order.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	Mr
Date of birth (Day Month Year)	04 06 1952
Forename(s)	Peter James
Surname	Long
Address ††	5 Broadwater Down, Tunbridge Wells
Post town	
County / Region	Kent
UK Postcode	TN2 5NJ
Country	
Nationality	British
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	16 10 1956
Forename(s)	Andrew Elliott
Surname	Macfarlane
Address ††	Fieldhead House, Church Hill
Post town	Shamley Green
County / Region	Surrey
UK Postcode	GU5 0UD
Country	
Nationality	British
Business occupation	Director

Please list directors in alphabetical order.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	03 10 1944
Forename(s)	Brian Dennis
Surname	McGowan
Address ††	Beamhurst Hall
Post town	UTTOXETER
County / Region	Staffs
UK Postcode	ST14 5EA
Country	England
Nationality	British
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	18 06 1963
Forename(s)	William John
Surname	Rucker
Address ††	35 Baskerville Road
Post town	Wandsworth
County / Region	London
UK Postcode	SW18 3RS
Country	
Nationality	British
Business occupation	Merchant Banker

BLUEPRINT 2000

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year): 15 03 1965

Forename(s): Duncan Eden

Surname: Tatton Brown

☐ **Address ††**: 45 Old Deer Park Gardens

Post town: Richmond

County / Region: Surrey

UK Postcode: TW9 2TN

Country: United Kingdom

Nationality: British

Business occupation: Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title

Date of birth (Day Month Year):

Forename(s):

Surname:

☐ **Address ††**:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	0	£0.00
Ordinary	1,814,831,011	£18,148,310.11
Redeemable Preference	0	£0.00
Totals	1,814,831,011	18,148,310.11

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period [ ]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[ ]	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [ ] **Date** [ ]

† Please delete as appropriate.

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

This return includes 0 continuation sheets.

(enter number)

c/o Paul Griffths, Rentokil Initial plc,, Portland House (12th Floor),, Bressenden Place,, London, SW1 E 5BH, United

Tel

DX number DX exchange

BLUEPRINT 2000

Rentokil Initial

Rentokil Initial PLC - Annual Report and Accounts

Rentokil Initial PLC
15 April 2008

Rentoki Initial plc
2007 Report and Accounts and Notice of Annual General Meeting

Rentokil Initial plc has today posted its 2007 Report and Accounts and Notice of Annual General Meeting to be held on Wednesday 14 May 2008 on its website: www.rentokil-initial.com

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection shortly at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: +44 20 7066 1000

15 April 2008

This information is provided by RNS
The company news service from the London Stock Exchange

Rentokil Initial

Rentokil Initial PLC - City Link Update

Rentokil Initial PLC
21 April 2008

21 April 2008

RENTOKIL INITIAL PLC (RTO)
CITY LINK UPDATE

The difficulties experienced in the group's parcel delivery business, City Link, have continued through Q1 2008.

The new senior management team put in place at City Link over the past two months has begun to address the operational problems within the business. This team, consisting largely of individuals experienced in running non-franchise networks, has already enjoyed some success in improving service levels and in re-establishing relationships with customers.

However, the declining performance trend of the fourth quarter 2007 has continued into Q1 2008. This is a result of the difficulties experienced in integrating the City Link franchisees and the Target Express acquisition with the core City Link business. This has led to a greater than anticipated adjusted operating loss of £16.9 million for Q1 2008 (of which £10 million is attributable to non-recurring costs).

The previous guidance was that City Link may not trade better than break even for 2008. Although the full year outcome remains unclear, in light of first quarter trading and the current trends in revenue and costs, it now appears likely that the division will incur a significant full year loss.

	Quarter One		Quarter Four
	2008	2007	2007
	£m	£m	£m
Network revenue (1)	96.0	107.3	108.0
Revenue (2)	95.2	94.5	106.5
Costs (3)	112.1	84.3	100.2
Profit/(loss) (4)	(16.9)	10.2	6.3

(1) Network revenue represents the total system sales and combines the revenues of City Link (including Target Express) and its franchisees.

(2) Revenue represents the total sales of City Link, the franchises that have been acquired and Target Express. The difference between network revenue and revenue therefore represents largely the revenue of the franchises not yet acquired.

(3) Before one-off costs of £nil for the first quarter of 2008, £0.9m for the first quarter of 2007 and £19.7 million for the fourth quarter of 2007.

(4) Profit/(loss) is adjusted operating profit and is stated before one-off items and amortisation.

Network revenue was 11% lower than Q1 2007. Adjusted for lower trading days in 2008, revenue was down 8%.

Revenue from the top 50 customers, which accounts for 26% of total revenue, has grown year on year. The loss of revenue is primarily from small accounts, which have been particularly adversely affected by the buy-back of franchisees and the problems experienced as a result of the attempted integration of Target Express and City Link.

Headline costs have risen sharply from £84.3 million in Q1 2007 to £112.1 million in Q1 2008. Approximately £13 million of this increase is attributable to the cost bases of the acquired franchisees (offset by the acquired revenue). A further £10 million is attributable to non-recurring costs and the balance of £5 million to underlying cost increases.

Alan Brown, Chief Executive of Rentokil Initial plc, said:

'During my familiarisation with City Link, I have had the opportunity to meet with a number of major customers and to visit several depots. I have been encouraged by the reaction of these customers to the progress we are now making and by the enthusiasm of the staff within our depots and the new and experienced leadership team within City Link who are committed to delivering a rapid turnaround in service to all our customers.

'I am confident the improvement in service will be significant and rapid, based on the performance in recent weeks and the switching of management attention from integration to service and customers.

'However, the return of City Link to its former levels of profitability is likely to take some time. I believe this can be achieved by developing integrated information systems, by optimising our hub and depot network and by capitalising on the growth of the UK parcels market.'

First quarter performance from Rentokil Initial's remaining five divisions, Textiles and Washroom Services, Pest Control, Ambius, Facilities Services and Asia Pacific remains in line with expectations. Full details will be given in the Company's First Quarter Trading Update to be issued on 2 May 2008.

Enquiries:

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer	Rentokil Initial plc	020 7592 2700
Katharine Rycroft, Head of Investor Relations		07811 270734

Media enquiries:

Malcolm Padley, Head of Corporate Communications	Rentokil Initial plc	07788 978199
Kate Holgate, Tom Williams	Brunswick Group	020 7404 5959

A conference call for analysts and investors will be held today at 8.00am. To join this call, please dial 020 7131 0500 giving participant code 629032.

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

Rentokil Initial PLC
23 April 2008

TR -1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: N/a

An event changing the breakdown of voting rights: N/a

Other (please specify): N/a

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

23 April 2008

6. Date on which issuer notified:

23 April 2008

7. Threshold(s) that is/are crossed or reached:

Reached 9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.01		
B082RF1	163,087,906	163,087,906

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.01	163,945,500	0	163,945,500	0%	9.034%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
163,945,500	9.034%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

28,827 shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

324,184 shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

119,660 shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,122 shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

726,116 shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

162,719,591 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
N/A

14. Contact name:
Paul Griffiths
Company Secretary

15. Contact telephone number:

020 7592 2700

Annex to Notification of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Lloyds TSB Group Plc

Contact address (registered office for legal entities):

Henry Duncan House
120 George Street
Edinburgh
EH2 4LH

Phone number:+ 44 (0)131 225 4555

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Lloyds TSB Central Disclosure Unit

Contact address:

2nd Floor
31/33 Perrymount Road
Haywards Heath
West Sussex
RH16 3SP

Phone number: +44 (0)1444 418127

Email: GrpOps_CDU@LloydsTSB.co.uk

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

N/A

C: Additional information:

N/A

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life

interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to

cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number:0369T

Rentokil Initial PLC

24 April 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

ValueAct Holdings GP, LLC

ValueAct Holdings, L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

ValueAct Capital Master Fund, L.P.

ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

22 April 2008

6. Date on which issuer notified:

23 April 2008

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using Situation previous to the Triggering

the ISIN CODE transaction (vi)

Ordinary shares Number of Number of voting Rights

shares (viii)

89,544,037 89,544,037

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of Number of voting % of voting

possible using the ISIN CODE shares rights (ix) rights

Direct Direct Indirect(xi) Direct Indirect(x)

Ordinary shares 69,544,037 0 69,544,037 0% 3.8%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Exercise/ Number of voting rights that may % of

financial Date Conversion be acquired if the instrument is voting

instrument (xiii) Period/ Date exercised/converted. rights(xiv)

Total (A+B)

Number of voting rights % of voting rights

69,544,037 3.8%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (60,887,880 ordinary shares) and ValueAct Capital Master Fund III, L.P. (8,656,157 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited

partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Contact at Value Act - Dorethea Walsh: +001 415 362 3700

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number: 020 7592 2710

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on

exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-

for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUSAARWSRSUAR

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RECEIVED
2008 JUN 10 A 5:21

RNS Number:3834T

Rentokil Initial PLC

29 April 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

ValueAct Holdings GP, LLC

ValueAct Holdings, L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

ValueAct Capital Master Fund, L.P.

ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

25 April 2008

6. Date on which issuer notified:

28 April 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible Situation previous to the Triggering transaction (vi)

using the ISIN CODE

Ordinary shares Number of shares Number of voting Rights (viii)

69,544,037 69,544,037

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

Direct Direct (x) Indirect (xi) Direct Indirect

Ordinary shares Less than 3% Less than 3% Less than 3%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of Expiration Date Exercise/Conversion Number of voting rights % of voting rights

financial (xiii) Period/ Date (xiv) that may be acquired if the

instrument instrument is exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

Less than 3% Less than 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (60,887,880 ordinary shares) and ValueAct Capital Master Fund III, L.P. (8,656,157 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited

partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Contact at Value Act - Dorethea Walsh - +001 415 362 3700

14. Contact name:

Paul Griffiths

Company Secretary

15. Contact telephone number:

020 7592 2710

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the

following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement. The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date

when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-

for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUKABRWURSUAR

END